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                                                                  EXHIBIT (a)(7)

BIRD                                   NEWS RELEASE
CORPORATION
FOUNDED 1795
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                                            Bird Corporation
                                            1077 Pleasant Street
                                            Norwood, M.A. 02062-6714
                                            Contact:   R.C. Maloof
                                                       F.S. Anthony
                                            Tel: (781) 551-0656

                                            CertainTeed Corporation
                                            750 East Swedesford Road
                                            Valley Forge, PA 19482
                                            Contact:   Dorothy C. Wackerman
                                            Tel: (610) 341-7428




FOR IMMEDIATE RELEASE:

FTC Grants Early Termination of Hart-Scott Rodino
Waiting Period with Respect to Proposed Acquisition of
Bird Corporation by CertainTeed Corporation

January 30, 1998-Norwood, MA- Bird Corporation (NASDAQ:BIRD)-- Bird Corporation and CertainTeed Corporation, a subsidiary of Compagnie de Saint-Gobain (Paris, France), today jointly announced that the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period, effective January 29, 1998, with respect to the previously announced acquisition of Bird by CertainTeed. The waiting period refers to the time during which the government could request additional information or documents with respect to the proposed acquisition.

As was previously announced on January 12, 1998, CertainTeed and Bird entered into a definitive agreement providing for CertainTeed to acquire all of Bird's outstanding common, preferred and preference shares in a two-step merger transaction. The first step consists of an all cash tender offer to purchase all outstanding shares of Bird's common stock for $5.50 per share and Bird's $1.85 cumulative convertible preference stock for $20 per share (which amount shall not be adjusted for any accrued and unpaid dividends thereon as of the expiration of the offer), and the second step consists of a merger of a subsidiary of CertainTeed into Bird.

The tender offer is scheduled to expire at midnight (EDT) on Friday, February 13, 1998, unless the offer is extended. The offer is made only pursuant to the offer to purchase and related letter of transmittal.




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BIRD                                             NEWS RELEASE
CORPORATION
FOUNDED 1795
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Bird Corporation, founded in 1795, is primarily a manufacturer of asphalt shingles and roll-roofing goods with annual sales of more than $50 million.

CertainTeed Corporation, headquarterd in Valley Forge, Pennsylvania, is a leading producer of fiber glass products (insulation and reinforcements) and building materials (roofing, ventilation products, vinyl siding and windows, vinyl fence and railing, and piping products).





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